Exhibit 99.3

Operator:

Good day, ladies and gentlemen, and welcome to the ChaSerg Technology Acquisition Corp and Grid Dynamics International transaction conference call. At this time all participants are in a listen-only mode. If anyone should require operator assistance, please press star and then zero on your touchtone telephone. As a reminder this conference call is being recorded. This call will conclude after management’s prepared remarks. I would now like to turn the conference over to Mr. Lloyd Carney, Chief Executive Officer of ChaSerg. Sir, you may begin.

Lloyd Carney, CEO of ChaSerg Technology Acquisition Corp:

Good morning everyone and thank you for joining us today. I am excited to share with you the proposed business combination between ChaSerg and Grid Dynamics. As discussed in our press release issued this morning, ChaSerg has signed a definitive agreement to merge with Grid Dynamics, a emerging leader in driving enterprise-level digital transformation in the Fortune 1000 companies. ChaSerg completed its IPO in October 2018, raising $220 million, and our shares currently trade on the Nasdaq stock exchange under the symbol CTAC.

After conducting a comprehensive evaluation of multiple businesses, we were unanimously impressed by Grid Dynamics’ highly experienced and cohesive management team; strong position in a very large and growing addressable market; strong financial profile; excellent roster of clients who view Grid Dynamics as a trusted partner, and breadth of long-term growth opportunities. I am thrilled to be partnering with Grid Dynamics’ seasoned management team led by Leonard Livschitz. I believe there is significant potential for growth and shareholder value creation at Grid Dynamics and look forward to working with the company to help maximize their potential.

With that, I will turn the call over to Eric Benhamou, President and CFO of ChaSerg, to run through the details of the transaction.

Eric Benhamou, President and CFO of ChaSerg Technology Acquisition Corp:

Thank you, Lloyd. Before I begin, I would like to note that as part of our call today, we will be discussing forward-looking statements. These statements are neither promises nor guarantees and are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today’s date. During this call we will be referring to our Investor Presentation, which can be found on the investor relations section of our website at chasergtechnology.com. Please see the disclosure statements within that presentation and in our press release for additional information regarding forward-looking statements that may be made on this call. In addition, please note that today’s presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any securities of ChaSerg and Grid Dynamics. This presentation also does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

ChaSerg will file a preliminary proxy statement with the SEC in connection with the proposed business combination, and after a few weeks will similarily file with the SEC and mail a definitive proxy statement and other relevant documents to our shareholders. The proxy statement, once filed with SEC, will contain important information about the proposed business combination. The proposed business combination is subject to the approval of ChaSerg Technology Acquisition Corp’s and TeamSun’s stockholders.

Finally, please note that today’s presentation includes non-Generally Accepted Accounting or non-GAAP financial measures such as Adjusted EBITDA. Non-GAAP financial measures should not be considered as alternatives to Generally Accepted Accounting Principles in the United States of America or GAAP measures such as net income, operating income, net cash flows provided by operating activities or any other GAAP measure of liquidity or financial performance.

On slide 25 of the presentation, you will find the key terms of the proposed transaction. The Company’s pro forma enterprise value is $419 million, representing an adjusted non-GAAP EBITDA multiple of 13.6 times targeted 2020 adjusted non-GAAP EBITDA of $30.6 million. The average comparable company 2020 non-GAAP EV/EBITDA multiple is approximately 22 times, so we view this as an attractive merger multiple. On a pro forma basis the Company is expected to have a net cash position of approximately $104 million dollars.

Assuming no redemptions by the public stockholders of ChaSerg, the balance of the approximately $224 million in cash held in ChaSerg’s trust account will be used to pay the existing Grid Dynamics shareholders cash consideration of $130 million and pay transaction fees and expenses. The remainder of the consideration payable to the existing Grid Dynamics shareholders is expected to consist of approximately 25.5 million shares of ChaSerg common stock. In addition, Grid Dynamics is expected to add approximately $80 million of cash as of the closing of the business combination, which may be used for acquisitions, other strategic priorities or general corporate purposes.

After the transaction, on a pro forma basis, existing Grid Dynamics stockholders and management, including Automated Systems Holdings Limited, will own approximately high 40s% of the Company, ChaSerg public shareholders will own low 40s%, and ChaSerg founders will own the balance. We expect the transaction to close in the first quarter of 2020.

Leonard Livschitz, CEO of Grid Dynamics, will continue in his current position after the business combination. Both Lloyd Carney and I will serve on Grid Dynamics’ board of directors.

I would like to add that I have worked with Leonard Livschitz and Victoria Livschitz – Grid Dynamics’ founder -- since 2013 and have served on the Board of Grid Dynamics since 2015. I have personally witnessed the consistent top line and bottom line growth and execution of Leonard and his team quarter after quarter. I have also built a deep conviction about the market momentum behind digital transformations of enterprises across virtually all industry sectors. So, I am thrilled to continue working with the company and its management team as I believe there is significant potential for growth and shareholder value creation in both the short and long term.

Now, it’s my pleasure to introduce Leonard Livschitz CEO of Grid Dynamics, who will discuss an overview of the Company. Leonard.

Leonard Livschitz CEO of Grid Dynamics

Thank you Eric and good morning everyone. I want to take this opportunity to express how excited we are about teaming with ChaSerg, and bringing our company to the public markets as we continue to grow. Both Lloyd and Eric bring tremendous value to our Board having deep knowledge of our business and, more broadly, the technology consulting space; extensive experience leading world-class technology companies; and a proven track-record of building and enhancing stakeholder value.

The Investor Presentation, which can be found on ChaSerg’s website, contains a lot of great information about us, and I encourage everyone on the call to review it and the SEC filings related to the business combination in detail. We won’t be going through all of the slides in the presentation today, but I will walk you through several key slides, which I believe convey the Grid Dynamics story and why we are so excited about the future of our company.

Turning to slides 4 and 5, I’ll begin with a quick overview of Grid Dynamics and our key investment highlights. We are the emerging leader in driving enterprise-level digital transformation for Fortune 1000 companies. We operate in a rapidly expanding $100 billion dollar digital services market, so we have significant runway for growth. Our growing blue chip client base includes predominantly Fortune 1000 companies, many of which have been with us for more than 5 years, because Grid Dynamics offers high impact, high value services. We have developed a proprietary model to attract, train, and retain top-digital engineers from leading Central and Eastern Europe universities to ensure superior delivery excellence. Our globally integrated delivery model leverages close collaboration with our clients and optimized staffing models to guarantee superior client return on investment and an efficient cost structure. We have multiple avenues for continued growth through expansion with existing clients and with new clients. And finally, I believe we have one of the best management teams in the industry.

Turning to slide 6, I’d like to discuss some of our key financial highlights. In 2019, we currently expect to generate approximately $116 to $117 million of revenue, representing 26 to 27% year-over-year growth. In 2020, we forecast revenue growth north of 25%. Our organic revenue growth since 2015 is approximately 30%, with 100% of our sales coming from highly recurring, high impact digital services. In addition to strong organic top-line growth, we also generate superior revenue per employee and profitability metrics versus our public peers, with our adjusted non-GAAP EBITDA margin exceeding 20% with margin expansion opportunities going forward.

So what is digital transformation, why is it so important, and what do we do to help our clients succeed? Simply put, digital transformation is the application of digital technology that fundamentally changes how a business operates and delivers value to its customers. Just think about how Amazon has changed retail. Every major business today understands that leveraging digital technologies is essential to remain competitive against Amazon and other digital natives. This powerful digital trend fits squarely into Grid Dynamics’ core strengths. Our focus has always been on enabling our clients’ digital transformation journeys. We work in close collaboration with our clients, delivering services that range from Strategy and Technology Consulting to enterprise-scale development and operation of new digital platforms. Grid Dynamics leverages its deep expertise in emerging technology, top global talent and delivery model, lean software development practices, and a culture of high performance to help our clients create innovative digital products and experiences that drive lasting revenue growth and operational efficiencies.

Turning now to Slide 7. Digital transformation as a whole is a very large and fast growing market. According to MarketsandMarkets Research, it is projected to exceed $700 billion in 2023. Out of that, the Digital Services market, which is directly addressable by Grid Dynamics has hit about $100 billion this year, according to Forrester Research. That same source is projecting the Digital Services market to grow approximately 20% in 2020 and beyond. This is compared to low-single digit growth for the rest of the IT services market. If you look to the right hand side of this slide, based on a survey conducted by The Economist of approximately 450 large companies, almost half indicated that they have not even begun their digital transformation, and just 10% classified themselves as fully digital. So even though essentially all major organizations today recognize that they must embrace digital technologies to effectively compete and remain relevant, many are still at the very early stages of their digital transformation. We believe this represents significant greenfield opportunity for Grid Dynamics. Most companies in this survey stated that evolving customer expectations is the number one driver of their digital transformation initiatives. And even the companies who are ahead of the curve in terms of digital are trying to accelerate their transformation initiatives in order to keep pace with technological change in their industry. So clearly we have tremendous runway for growth in this market by growing with both our existing clients as they continue to invest in their digital initiatives and by adding new clients beginning to embark on their digital transformation journeys.

Turning to slide 8, I want to further refine this statement by pointing out that digital transformation nessessitates a shift from buying off-the-shelf packages to custom application development. Increasingly corporations seek out agile co-innovation partners to complement and enhance in-house capabilities. This will continue to drive demand for digital services providers such as Grid Dynamics.

Turning now to slide 9. Within our clients overall IT budgets, Grid Dynamics is very well positioned within the high-value and strategic digital innovation budget. As indicated on the prior slides we covered, these budgets are experiencing significant growth because the projects in this area of spend are focused on expanding our clients’ addressable markets and driving top-line growth. While total IT services budgets have been marginally growing over the past several years, high-value digital services budgets continue to increase rapidly, mainly at the expense of low-value traditional IT spend in areas such packaged software and ERP implementation. Digital projects are often supported by the Executive Management team and Board of Directors at our clients, which means they are stickier and less likely to be considered discretionary. This market reality is enabling us to increasingly be considered a strategic partner among our clients and grow our business, while at the same time, helps to mitigate downside risk during times of uncertainly, as clients are less likely to cut IT initiatives that are viewed as strategic to the growth of their organizations.

Let’s move now to slide 10, which provides an overview of our services that enable our clients’ digital transformation. Grid Dynamics engagements usually begin with technology and strategy consulting, where we are essentially assessing and identifying our client’s key challenges to digital transformation and then building technology roadmaps to find a solution. We then move to a prototyping stage, where we apply lean methodologies to rapidly iterate through proof-of-concept solutions for our clients. Our engineers apply cutting edge development practices and best-in-class delivery methods to deliver digital technologies that provide our clients with industry leading solutions. We develop modern digital architectures that include immersive and engaging web and mobile-first interfaces, leverage artificial intelligence and data science technologies, and utilize a scalable cloud-first strategy. We enable our solutions by cutting-edge open-source software, and test them for robust deployment at scale across our clients’ organizations, and operate an agile and continuous integration and deployment methodology to achieve short cycle times at enterprise scale.

I would like to now take you through our competitive advantages, which we believe will enable Grid Dynamics to continue to take share and grow our top and bottom lines. These advantages include our unique delivery model, our ability to attract and retain the best talent, and solutions that drive significant customer impact and deliver substantial return on investment to our clients.

Beginning with our delivery model on Slide 11. Our Globally Integrated Delivery model enables us to simultaneously offer high quality service and significant value to our clients, while at the same time allows Grid Dynamics to efficiently manage our cost structure and maintain strong profit margins. We pride ourselves on maintaining close and consistent collaboration with our clients through joint product teams, constant onsite presence, and a proprietary platform to enable distributed work. We utilize a proprietary staffing model that optimizes the deployment of our team members across projects, regardless of client and employee geography. Under this model, we match our digital engineers to projects solely based on competency requirements. Finally, we employ our lean delivery practices and agile development to quickly iterate through solutions and minimize re-work effort. The end result of our unique, integrated delivery model allows us to deliver faster and with higher quality at lower total cost to our clients.

Moving now to our second competitive advantage on Slide 12 which is Attract, Train, and Retain Outstanding People. We pride ourselves on our high performance culture. We utilize a highly rigorous internal recruiting process with no dependence on external agencies – we have been told that clearing Grid Dynamics’ interview is seen as a “badge of honor”. We source talent from top-ten ranked technical universities in each of the countries we operate. This allows us to focus on hiring only the top 10% of already senior market.

I want to highlight our high ratio of our presense in the US versus offshore. This is a crucial competitive advantage that enables our agile co-innovation model. Turning to slide 13, you can see the extent of investment we are making in our US workforce. From the foundation of the company in San Francisco Bay Area, we have expanded over eleven states and opened a new engineering center in Dallas-Fort Worth area, the fastest growing destination for technical talent.

Grid Dynamics has a deep pool of talent from Central and Eastern Europe to recruit from. You can see the breadth of our European operational base on slide 14. Majority of enginnering work is done offsite at our Central and Eastern Europe delivery centers, which results in significant cost savings for our clients versus US-only delivery. Finally, our globally optimized staffing model and demand-based hiring, which taps into a highly talented new staff pipeline for upcoming engagements, allows us to maintain industry-leading revenue per employee of approximately $93 thousand dollars. This enables Grid Dynamics to maintain our strong margin performance.

Turning over to slide 15, I want to highlight our attention to talent management. Once we hire someone, we follow four key pillars of professional development. The first is training. We have a companywide portal that clearly defines the expected learning path for our engineers. And we operate our Grid Dynamics University, which provides comprehensive training and testing for engineers to gain skills and continue to develop their digital competencies. The second pillars is career advancement. Grid Dynamics is very much a meritocracy and there is a transparent online assessment system used for promotions of our engineers. Third is mentorship. Each Grid Dynamics engineer is mentored throughout their career by an engineering manager responsible for staffing, career advancement and professional development; these managers come from technical background themselves. And the fourth pillar is client exposure. Our engineers participate in meetings onsite at the beginning of each project and periodically thereafter in order to ensure they know what the client needs. Today, virtuall all our of our technical staff has advanced degrees, and more than half have at least 5 years of technical experience. We believe we have hired and trained the best and the brightest in our industry and our goal is to keep our team members and see them succeed as the company succeeds. We believe our approach is what has enabled us to maintain very strong employee retention rates.

Turning to our last competitive advantage and slide 16, significant customer impact and deliver substantial return on investment to our clients. As we discussed in depth earlier, Grid Dynamics delivers digital transformation solutions that are strategically imperative to companies to remain competitive and realize new revenue growth opportunities. The proof of that statement is in the types of clients we serve, our growth over time with those clients, and customer stories that illustrate the value we bring to our clients’ organizations. Over course of our history, Grid Dynamics has continued to build significant long-term relationships with large global enterprises because of the high impact solutions we bring to bear. As shown on Slide 16, today over 90% of our revenue comes from Fortune 1000 companies. Six of our top 10 clients have worked with us for at least five years and our demonstrated growth and retention of our top accounts is a testament to the value of the services we provide. Our current revenue per customer is well over 3M and it has been growing year-over-year, increasing our share of the wallet and customer stickiness.

I will now quickly highlight three examples which we believe perfectly illustrate the types of digital engagements Grid Dynamics is winning and the measureable benefits we are delivering to our clients. Please refer to slide 17.

One of our customers has engaged us to transform the digital experience they have provided over their web and mobile channels. Our evaluation showed that a full replatforming of the web stack would be prohibitively expensive for a retailer of that size. We have instead built the new customer experience and middleware from scratch and integrated it with existing systems of record. On the day of launch, the sales went up 23% overnight, securing our position as a strategic co-innovation partner.

In another example, we have been hired to help with cloud strategy. While most vendors approach cloud with a “lift-and-shift” approach, Grid Dynamics have instead proposed architecture changes which would take advantage of the essential cloud features. Not only the new system was cheaper to operate, it has also allowed full restore from a disaster in just minutes compared to hours before the transformation, saving the customer millions of dollars over major holidays.

Last but not the least, I want to give an example of a consulting-type engagement that leads to sustained, scalable business. One of the leading luxury retailers was behind with their holiday preparations and expected to walk into the peak season exposed. We have been brought in to provide a “second opinion” and potential help. Our experts has identified ways to drastically improve the performance of the systems, allowing to cut down five months of reengineering and preparation from the plan. The customer then asked us to take over several mission-critical programs from their internal staff.

I hope these examples illustrate how Grid Dynamics is positioned to win and expand through highly defensible expertise and technology acumen which is transformed to immediate business results.

Turning now to slides 18 through 20, now I would like to talk about how we plan to drive profitable growth into the future. Grid Dynamics believes it has a platform built for sustained growth. We have a very stable and growing base of blue-chip clients, predominantly Fortune 1000 organizations, and plan to expand our market share through a number of growth initiatives which leverage our competitive advantages.

1.	Our first avenue for growth is to continue to penetrate our embedded client base, or those clients that have been with us for 2 or more years, by delivering additional services to them as they progress along their digital transformation. We anticipate approximately 85% of our revenue growth in 2020 will come from these clients. Digital transformation continues to gain more and more attention at the C-level and Boards of our clients, and budgets dedicated to digital transformation continue to grow faster than overall IT spend. We see significant opportunity to continue to grow with this existing client base for the foreseeable future as we continue to elevate our position as a partner of choice for digital.

2.	Our second avenue for growth is through our newer client relationships, or clients that have been with us between one and two years. We believe our expansion with these clients will contribute about 10% of our annual revenue growth going forward. These clients are typically undertaking the first few co-innovation programs with us and represent meaningful upside opportunity over time.

3.	Our third avenue for growth is from adding new client logos, which we expect will contribute about 5% of our organic top-line growth. Our sales process is highly focused on qualifying major logos with high upside potential, and we choose quality of leads over quantity. Each of the new clients we take onboard is expected to transition into the “emerging” category within a year and cross over 1M in revenues by year 2.

4.	Finally, in addition to our framework for continued organic growth, we see opportunity for additional growth by making accretive acquisitions. While our growth to date has been 100% organic, looking ahead we plan to consider acquisitions that provide us the opportunity to expand our digital capabilities, deepen our vertical expertise and expand our geographic reach. The digital services market is highly fragmented and we expect to have multiple high quality opportunities.

Turning now to slide 21 and 22, I would like to highlight our seasoned management team. Each of Grid Dynamics’ senior leaders has over fifteen years of relevant industry experience. We have the right team in place to take Grid Dynamics to the next level.

Turning to slide 23, I would like to provide a brief overview of Grid Dynamics key financial highlights. As you can see we are generating strong organic revenue growth, reflecting the strength and mission-critical nature of the services we provide to our clients. Between 2015 and 2020 our compounded annual revenue growth is expected to be approximately 30%. In 2019, we expect to generate total revenue of $116 to $117 million representing north of 25% growth. In 2020 we expect our total revenue to continue growths in mid- to high-twenties. We believe we have a stable business model with a high level of revenue visibility going into any particular year. Approximately 85% of our annual revenue in 2018 was generated from existing clients and our customers are very sticky with an average customer tenure of between 4 and 5 years. When we lock in a customer, it’s rare for us to lose them because they truly view us as a value-add partner. In fact our net revenue retention rates are superior to software companies at around 119%. As I mentioned earlier, we also have a strong track record of landing and expanding with our clients, which gives us increased confidence in our outlook. From 2014 through 2019, the average spend of our top 10 clients increased to $10.0 million. In addition, our number of clients representing over $1 million of annual revenues has more than tripled over the same time period.

Moving to profitability, since 2015 we have also delivered sustained non-GAAP EBITDA growth. In 2019, we estimate that we will generate adjusted non-GAAP EBITDA of $23.6 to $24.3 million dollars, representing approximately 26% growth. In 2020, we forecast adjusted non-GAAP EBITDA margin in high teens to low twenties. As illustrated on Slide 24 and as discussed earlier, our differentiated delivery and staffing model are expected to enable us to generate superior revenue per employee of $93 thousand dollars, about 50% above the next highest publically traded peer, resulting in industry leading margins. Grid Dynamics’ expected 2019 adjusted non-GAAP EBITDA margin of 20.5% exceeds all three of our closest public comparables. Our adjustments to EBITDA include stock-based compensation, transaction expenses, costs of exploratory M&A activities and certain other one-time costs.

In summary, we are excited by the announced transaction with ChaSerg and believe it marks the beginning of an exciting new chapter in our company’s history. We are also very excited about the future of Grid Dynamics. Our strong market position, blue chip client base, and differentiated value proposition are supported by our leading digital transformation solutions, differentiated delivery model and exceptionally talented team of digital engineers. We believe we are extremely well positioned to expand our presence in a large and growing addressable market, and to drive long-term shareholder value.

I will now turn the call over to Lloyd for some closing remarks.

Lloyd Carney, CEO of ChaSerg Technology Acquisition Corp:

Thank you, Leonard. As I hope you can see, we are very excited to be announcing the combination with Grid Dynamics. The entire team is focused on executing against our initiatives and capitalizing on a large market opportunity, with a goal of driving growth and shareholder value over the long term. We believe Grid Dynamics is an ideal partner. I would like to thank everyone again for their time today. As Eric mentioned, we expect to file a preliminary merger proxy with the SEC in the near future, and anticipate the transaction closing in the first quarter of 2020. For any questions please feel free to follow up with us directly. This concludes today’s call, and thank you once again for your interest.

Operator:

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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Additional Information About the Business Combination and Where to Find It

In connection with the proposed business combination of ChaSerg Technology Acquisition Corp., a Delaware corporation (“ChaSerg”), and Grid Dynamics International, Inc., a California corporation (“Grid Dynamics”), ChaSerg intends to file a proxy statement with the U.S. Securities and Exchange Commission (the “SEC”). ChaSerg will also mail a definitive proxy statement and other relevant documents to its stockholders. ChaSerg’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Grid Dynamics, ChaSerg and the Business Combination. When available, the definitive proxy statement and other relevant materials for the Business Combination will be mailed to stockholders of ChaSerg as of a record date to be established for voting on the Business Combination. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE TRANSACTION. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: ChaSerg Technology Acquisition Corp., 7660 Fay Avenue, Suite H, Unit 339, La Jolla, CA 92037, Attention: Secretary, (619) 736-6855.

Participants in the Solicitation

ChaSerg and its directors and executive officers may be deemed participants in the solicitation of proxies from ChaSerg’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in ChaSerg is contained in ChaSerg’s annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 20, 2019 and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to ChaSerg Technology Acquisition Corp., 7660 Fay Avenue, Suite H, Unit 339, La Jolla, CA 92037, Attention: Secretary, (619) 736-6855. Additional information regarding the interests of such participants will be contained in the proxy statement for the Business Combination when available.

Grid Dynamics and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of ChaSerg in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement for the Business Combination when available.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not historical facts, and involve risks and uncertainties that could cause actual results of ChaSerg and Grid Dynamics to differ materially from those expected and projected. These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will,” “potential,” “projects,” “predicts,” “continue,” or “should,” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include, without limitation, statements concerning: ChaSerg’s and Grid Dynamics’s expectations with respect to future performance, market size and anticipated financial impacts of the Business Combination; the satisfaction of the closing conditions to the Business Combination; and the timing of the completion of the Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside ChaSerg’s and Grid Dynamics’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (ii) the outcome of any legal proceedings that may be instituted against ChaSerg and Grid Dynamics following the execution of the Merger Agreement and the Business Combination; (iii) any inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of ChaSerg or other conditions to closing in the Merger Agreement; (iv) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (v) the inability to maintain the listing of the shares of common stock of the post-acquisition company on The NASDAQ Stock Market following the Business Combination; (vi) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (vii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (viii) costs related to the Business Combination; (ix) changes in applicable laws or regulations; (x) the possibility that Grid Dynamics or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (xi) other risks and uncertainties indicated in the proxy statement, including those under the section entitled “Risk Factors”, and in ChaSerg’s other filings with the SEC.

ChaSerg cautions that the foregoing list of factors is not exclusive. ChaSerg cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. ChaSerg does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Further information about factors that could materially affect ChaSerg, including its results of operations and financial condition, is set forth under “Risk Factors” in Part I, Item 1A of ChaSerg’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in Part II, Item 1A of ChaSerg’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2019, June 30, 2019 and September 30, 2019.

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